Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 16, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

walgreenworld
SEP | OCT 2014
Walgreens + Alliance Boots

EQUALLY great,
BUT BETTER together
Walgreens and Alliance Boots to come together to form the first global pharmacy-led, health and wellbeing enterprise.
By Brittany Abeijon
Este artículo está disponible en Español en
“StoreNet”, “WalNet” o “The Wall”.

Walgreens has never had a more important opportunity to have a meaningful impact on the world than it does now. On Aug. 6, we announced that we’re exercising the option to complete Step 2 of our strategic partnership with Alliance Boots, the Switzerland-based company we bought a minority investment in two years ago. As a combined company, Walgreens Boots Alliance, Inc., will be the first global pharmacy-led, health and wellbeing leader, dedicated to making quality healthcare more affordable and accessible to communities here in the U.S. and around the world. Completing Step 2 is subject to shareholder and regulatory approvals, and we expect the closing to occur in the first quarter of calendar year 2015.
“This is a pivotal moment in our history, and a once-in-a-lifetime opportunity to reshape our industry and be a global leader,” says president and CEO Greg Wasson. “In a changing global marketplace with new opportunities and challenges, we’ll serve our communities, our country and the world in ways we could’ve never imagined even a few years ago. Our customers, partners and shareholders are counting on us to rise to the occasion and continue our mission to help people get, stay and live well. As we venture ahead from the best corners in America to the four corners of the world, I know that I can count on you, too.”
Wellness across the world
As announced as part of Step 2, we’ll create a new holding company called Walgreens Boots Alliance, which will be made up of four divisions: Walgreen Co., Boots, Global Wholesale and International Retail, and Global Brands. Additionally, the combined company is establishing a cross-divisional Pharma and Global Market Access group.
The fully combined Walgreens Boots Alliance global enterprise will be domiciled in the U.S., with headquarters located in the Chicago area. In the U.S, we’ll proudly keep the Walgreens name and brand, and the headquarters will remain in Deerfield, Ill. Boots will also remain Boots, and its headquarters will stay in Nottingham, England.
The ‘Next Chapter’
Moving forward, we’ve created a “Next Chapter” plan, which will maximize the scope and scale of our newly combined company to drive sustainable, long-term value for our customers, team members and shareholders. As part of the plan, Walgreen Co. is accelerating a companywide cost-reduction initiative aimed at achieving $1 billion in cost reductions over three years. Describing a three-phased approach, Wasson laid out some guiding principles for phase one, which lasts through the end of calendar year 2014: leaders leading the effort, and focusing on making things simpler for the team members serving our customers. Look for more information on this cost-reduction initiative in the next issue of Walgreen World.
“As we take on the opportunity and challenge of completing this next step in our evolution, we need to stay focused on operational execution and performance to accelerate our work to support our stores, people and customers, and bring focus to our cost reduction effort,” says Alex Gourlay, president of Customer Experience and Daily Living, who will become executive vice president of Walgreens Boots Alliance and president of Walgreens upon the close of the transaction. “Moving forward, we’ll need to call on our historic strengths – pharmacy-led, customer-driven, with a commitment to each other and a focus on care and service.”
On the following pages, you’ll meet the Walgreens Boots Alliance leadership team and that of Walgreens, and learn the answers to some of your questions regarding Step 2.
“This is a pivotal moment in our history,
and a once-in-a-lifetime
opportunity to reshape our industry and become a global leader.”
GREG WASSON
President and CEO
SEP | OCT 2014 WALGREEN WORLD 7

MEET THE SENIOR
leaders
Now that you’ve read an overview of the announcement, it’s time to meet the Walgreens Boots Alliance senior leadership team. These changes will be effective upon the close of the transaction.
You can read more about these leaders’ professional backgrounds by going to globalhealthandwellbeing.com. Here we show the leadership structure, and help you put a face to each name. We’ve also included an interesting fact about each person to help you learn more about them.
FROM WALGREENS FROM ALLIANCE BOOTS
ORNELLA
BARRA
Executive vice president of Walgreens Boots Alliance and president and chief executive of Global Wholesale and International Retail
Barra started her career as a pharmacist, and has held several leadership roles at Alliance Boots, including chief executive, Wholesale and Brands, overseeing Pharmaceutical Wholesale and International Retail, as well as Brands.
JEFF
BERKOWITZ
Executive vice president of Walgreens Boots Alliance and president of Pharma and Global Market Access, including specialty pharmacy
Before joining Walgreens in 2010, Berkowitz, a lawyer by training, was senior vice president of global market access for Merck, and for the past two years, has served as co-president of Walgreens Boots Alliance Development GmbH in Bern, Switzerland.
ALEX
GOURLAY
Executive vice president of Walgreens Boots Alliance and president of Walgreens
Gourlay began his career at Alliance Boots as a pharmacist, and spent 35 years with the company in various roles, including chief executive, Health & Beauty division, before joining Walgreens in October 2013.
TIM
McLEVISH
Executive vice president and chief financial officer of Walgreens Boots Alliance
McLevish previously served as executive vice president and chief financial officer of Kraft Foods Group, has an MBA from Harvard University and is a certified public accountant.
KEN
MURPHY
Executive vice president of Walgreens Boots Alliance and president of Global Brands
Murphy has held a number of key roles at Alliance Boots in finance, wholesale, commercial and operations, including his most recent role as managing director of International & Brands, Health & Beauty.
8 WALGREEN WORLD SEP | OCT 2014

WALGREENS BOOTS ALLIANCE, INC.
GREG WASSON
President and CEO of Walgreens Boots Alliance
Wasson joined Walgreens as a pharmacy intern in 1980, and has since served many other roles at the company, including store manager, district manager, regional vice president of store operations, president of Walgreens Health Initiatives, senior vice president, executive vice president and more.
STEFANO PESSINA
Executive vice chairman of Walgreens Boots Alliance
Pessina, a nuclear engineer by profession, orchestrated transformational partnerships with the successful formations and developments of Alliance Santé, Alliance UniChem and then Alliance Boots.
SIMON
ROBERTS
Executive vice president of Walgreens Boots Alliance and president of Boots
Roberts joined Boots in 2003, and has since had increasing responsibility for retail and pharmacy activities, including serving as managing director of Health & Beauty U.K. and the Republic of Ireland, a role he has held since 2013.
TOM
SABATINO
Executive vice president and global chief legal and administrative officer of Walgreens Boots Alliance
Sabatino joined Walgreens in 2011 after serving general counsel roles with American Medical International, Baxter International, Schering-Plough and United Airlines, where he negotiated the merger between United and Continental airlines.
TIM
THERIAULT
Executive vice president and global chief information officer of Walgreens Boots Alliance
Theriault joined Walgreens in 2009, overseeing the creation of Walgreens health IT infrastructure, including all healthcare technologies, and helping to centralize patient health information and develop capabilities for payers and providers to view patient data.
KATHLEEN
WILSON-THOMPSON
Executive vice president and global chief human resources officer of Walgreens Boots Alliance
Before joining Walgreens in 2010, Wilson-Thompson held several positions for Kellogg in operations and legal, including senior vice president of global human resources. She has a bachelor’s degree in English literature, a juris doctorate and a master of laws in corporate and finance law.
SEP | OCT 2014 WALGREEN WORLD 9

WALGREEN CO.
THE
WALGREENS
team
Now that you’re familiar with the Walgreens Boots Alliance leadership team and structure, here’s the new Walgreen Co. senior leadership team.
ALEX GOURLAY
Gourlay will become executive vice president of Walgreens Boots Alliance and president of Walgreens once the transaction closes. This new operational organization structure reports to him, and became effective Sept. 1.
MARK
WAGNER
Previously president of Operations and Community Management, Wagner has taken on a new role as president, Business Operations. He’s now responsible for creating a customer-focused organization that supports our stores, eliminates waste and simplifies our work to ensure we can invest in initiatives that matter to our team members and customers.
RICHARD
ASHWORTH
Previously corporate operations vice president for Walgreens Western Operation, Ashworth joined Alliance Boots as director of Healthcare, Health & Beauty in the U.K. and Republic of Ireland last fall. In his new role as president, retail and pharmacy operations, he assumes responsibility for the field to implement a single customer plan and deliver Extraordinary Customer Care through our stores.
SONA
CHAWLA
Currently president of digital and chief marketing officer, Chawla continues in her role, putting the customer and the patient at the heart of all we do by growing our digital and marketing strategy to support the health and daily living businesses across our stores, web-sites and mobile app. (Learn more about her by flipping to the back cover of this issue!)
BRAD
FLUEGEL
Previously senior vice president and chief strategy officer, Fluegel is now senior vice president, chief strategy and business development officer. He continues to lead strategy for Walgreens, and expands his responsibilities to include developing and implementing our Healthcare Clinic, clinical office and healthcare innovation strategies to meet our commitment to help people get, stay and live well.
OPEN
POSITION
Gourlay continues to lead Walgreens Merchandising team while we search for a new leader for the Daily Living organization.
10 WALGREEN WORLD SEP | OCT 2014

STEP 2 Q&A
YOU ASKED we answered
Since the Step 2 announcement on Aug. 6, team members have submitted many questions about changes as we move forward. We received questions through surveys, the Aug. 11 Team Member Town Hall live Q&A, and our various blogs and The Wall – and we thank you for your feedback.
Please note that, due to the volume and variety of the feedback, not every question will be answered. But we’ll continue to listen to your feedback, review your questions and address the key themes and most frequently asked questions in future communications. Find more Q&A on the Step 2 Resource Center through Today @ Walgreens on StoreNet, WalNet and The Wall (for those who have access).
Q Can you describe the phases and timing of the cost-reduction initiative?
A Phase 1: We’re “tightening our belts,” starting immediately. In the first phase, we’ll drive down spending for goods and services, reduce projects and pilots, and make policy changes to deliver quick savings. We’ll also include no annual salary increase for senior company leaders. A good portion of the savings will be realized in the first phase, which will go through the end of calendar year 2014.
Phase 2: We’ll then focus on the organization. Cost reductions will turn to a reorganization of Walgreen Co., in sync with our work on the integration with Alliance Boots. We want to do this work once, and do it right – and we’ll seek feedback from across the organization to help us do that. We’ll again start with headquarters and then look further into the company. This work will begin in January 2015.
Phase 3: We’ll begin to rationalize and invest in infrastructure through longer-term process improvements, continuing to remove complexity out of the stores and invest back into the customer experience. There’s more work to be done to get to specifics of this phase, which will occur later in calendar year 2015 and into 2016.
Q When will the integration begin?
A The integration process began in June 2012 when we announced the agreement between Walgreens and Alliance Boots to form a strategic partnership. At that time, we immediately began sharing best practices and maximizing synergies, while remaining separate companies. The real integration begins now, which we expect to occur as we prepare for the close of the transaction by the end of the first quarter of calendar year 2015.
Q How will the management changes involved with this announcement affect my team and my current reporting relationship?
A The new leadership and global structure will become effective upon the close of the transaction, which is expected by the end of first quarter of calendar year 2015. While most team members will see no changes in reporting relationships, some parts of the company will be affected by these leadership changes. The two companies will be working through integration steps together over the next few months. Any additional organizational and leadership changes will be decided as part of this process over the coming weeks and months, and we’ll provide more information as soon as it’s available. ww
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at (847) 315-2361.
Participants in the Solicitation
Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.
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